SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TULARIK INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

899165104

(CUSIP Number)

Steven M. Odre, Esq.

Senior Vice President,

General Counsel and Secretary

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

with a copy to:

Charles K. Ruck, Esq.

Latham & Watkins

650 Town Center Drive

Twentieth Floor

Costa Mesa, California 92626-1925

(714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page)

1

SCHEDULE 13D

CUSIP No. 899165104	Page 2 of 5

1.	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Amgen Inc. I.R.S. Employer Identification No. 95-3540776

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 12,500,000 8. Shared Voting Power -0- 9. Sole Dispositive Power 12,500,000 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 21.1%

14.	Type of Reporting Person CO

The statement on Schedule 13D filed by Amgen Inc. (“Amgen”) on June 5, 2003 (the “Initial Statement”) relating to the common stock, $0.001 par value per share (the “Common Stock”), of Tularik Inc., a Delaware corporation (the “Issuer”), as amended by an Amendment No. 1 thereto filed on July 1, 2003 and as amended by an Amendment No. 2 thereto filed on July 9, 2003 (the Initial Statement as previously amended, the “Current Statement”), is hereby amended by this Amendment No. 3 to the Schedule 13D.

Unless otherwise indicated herein, each capitalized term used but not defined shall have the meaning ascribed to such term in the Current Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Current Statement is hereby amended and supplemented to add the following:

On November 6, 2003, Amgen submitted to the representatives of the underwriters in connection with a proposed public offering by the Issuer of shares of the Issuer’s Common Stock pursuant to a prospectus supplement to the Issuer’s currently effective shelf registration statement on Form S-3 (No. 333-67366) (the “Offering”) an oral, non-binding order to purchase up to the percentage of the aggregate number of shares of Common Stock being offered in the Offering (including any over-allotment) that is equal to the percentage of Common Stock beneficially owned by Amgen immediately prior to the Offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Current Statement is hereby amended and supplemented to add the following:

On November 4, 2003, Amgen entered into a letter agreement (the “Lock-up Agreement”) with Goldman, Sachs & Co., SG Cowen Securities Corporation, UBS Securities LLC and Sun Trust Capital Markets, Inc., as representatives of the underwriters, in connection with the Offering. The Lock-up Agreement provides that, subject to limited exceptions, Amgen will not dispose of or hedge any of its shares of the Issuer’s Common Stock or securities convertible into or exchangeable for shares of the Issuer’s Common Stock, or publicly announce an intention to effect such a transaction, during the period from the date of the Lock-up Agreement through the date that is 90 days after the date of the final prospectus related to the Offering (the “Lock-up Period”), without the prior written consent of Goldman, Sachs & Co. Under the Lock-up Agreement, Amgen also waived its rights to require registration of its shares of the Issuer’s Common Stock in connection with the Offering and agreed, during the Lock-up Period, not to exercise its registration rights under the Amgen Registration Rights Agreement with respect to its shares of the Issuer’s Common Stock. Goldman, Sachs & Co., in its sole discretion, may release any of the securities subject to the Lock-up Agreement at any time. A copy of the Lock-up Agreement is attached hereto as Exhibit 7 and is incorporated by reference herein.

On November 10, 2003, Amgen and the Issuer entered into an Agreement Related to Stock Purchase (the “Agreement Related to Stock Purchase”) pursuant to which the Issuer granted Amgen a waiver of the restrictions on stock purchase contained in the Confidentiality Agreement and Standstill, as amended, with respect to the potential acquisition of Common Stock by Amgen in the Offering. The Issuer also agreed to amend, and has amended, the Issuer Rights Agreement to provide that Amgen and its affiliates will not become an Acquiring Person (as such term is defined in the Issuer Rights Agreement) as a result of the purchase of Common Stock by Amgen in the Offering. Amgen agreed not to acquire in the Offering more than the percentage of the aggregate number of shares of Common Stock being offered in the Offering (including any over-allotment) that is equal to the percentage of Common Stock beneficially owned by Amgen immediately prior to the Offering. A copy of the Agreement Related to Stock Purchase is attached hereto as Exhibit 8 and is incorporated by reference herein.

On November 10, 2003, Amgen and the Issuer entered into an Amendment No. 1 to Registration Rights Agreement (the “Amendment No. 1”) pursuant to which the Issuer and Amgen agreed that any shares of Common Stock acquired by Amgen in the Offering will be considered “Registrable Securities” for purposes of the Amgen Registration Rights Agreement. A copy of the Amendment No. 1 is attached hereto as Exhibit 9 and is incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1†	Letter Agreement between Amgen Inc. and Tularik Inc. dated February 11, 2003, as amended by a Letter Agreement between Amgen Inc. and Tularik Inc. dated May 21, 2003.

Exhibit 2†	Stock Purchase Agreement, dated May 21, 2003, by and between Amgen Inc., a Delaware corporation, and ZKB Pharma Vision AG, a company organized under the laws of Switzerland.

Exhibit 3†	Stock Purchase Agreement dated May 21, 2003 by and between Amgen Inc., a Delaware corporation, and Tularik Inc., a Delaware corporation.

Exhibit 4	Amended and Restated Registration Rights Agreement dated August 15, 1999 by and among Tularik Inc., a Delaware corporation, those individuals and entities set forth on the Schedule of Rights Holders attached thereto as Exhibit A and the holders of warrants to purchase Tularik’s Series H Preferred Stock set forth on the Schedule of Warrantholders attached thereto as Exhibit B (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-89177) and incorporated herein by reference).

Exhibit 5*	Registration Rights Agreement dated June 27, 2003 between Amgen Inc., a Delaware Corporation, and Tularik Inc., a Delaware corporation.

Exhibit 6+	Letter Agreement between Amgen Inc. and Tularik Inc. dated July 8, 2003.

Exhibit 7	Letter Agreement between Amgen Inc., a Delaware corporation, and Goldman, Sachs & Co., SG Cowen Securities Corporation, UBS Securities LLC and Sun Trust Capital Markets, Inc., as representatives of the underwriters of a proposed public offering of common stock of Tularik Inc., dated November 4, 2003.

Exhibit 8	Agreement Related to Stock Purchase dated November 10, 2003 between Amgen Inc., a Delaware corporation, and Tularik Inc., a Delaware corporation.

Exhibit 9	Amendment No. 1 to Registration Rights Agreement dated November 10, 2003 between Amgen Inc., a Delaware corporation, and Tularik Inc., a Delaware corporation.

Exhibit 10	Letter Agreement between Amgen Inc. and Tularik Inc. dated August 29, 2003, amending the Letter Agreement between Amgen Inc. and Tularik Inc. dated February 11, 2003 as amended by a Letter Agreement between Amgen Inc. and Tularik Inc. dated May 21, 2003.

†	Previously filed with the Initial Statement.
*	Previously filed with Amendment No. 1 to the Initial Statement.
+	Previously filed with Amendment No. 2 to the Initial Statement.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 12, 2003	AMGEN INC.

/s/ Thomas D. Zindrick

Name Thomas D. Zindrick Title: Vice President, Law and Associate General Counsel